Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2011 Financial Results

SHANGHAI, China, February 23, 2012 — 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2011 and for the fiscal year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights:

•                      Total revenues increased 22.6% over Q4 2010 to RMB369.8 million (US$58.8 million), within the Company’s guidance range of RMB360 million to RMB370 million

•                      Online recruitment services revenues increased 39.1% over Q4 2010 to RMB216.9 million (US$34.5 million)

•                      Gross margin expanded to 71.2% compared with 65.4% in Q4 2010

•                      Income from operations increased 44.2% over Q4 2010 to RMB112.1 million (US$17.8 million)

•                      Fully diluted earnings per common share were RMB1.93 (US$0.61 per ADS)

•                      Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.14 (US$0.68 per ADS), exceeding the Company’s guidance range of RMB1.85 to RMB1.95

Fiscal Year 2011 Financial Highlights:

•                      Total revenues increased 25.7% from 2010 to RMB1,370.1 million (US$217.7 million)

•                      Gross margin increased to 71.5% compared with 66.5% in 2010

•                      Operating income increased 62.1% over 2010 to RMB441.2 million (US$70.1 million)

•                      Fully diluted earnings per common share were RMB6.54 (US$2.08 per ADS)

•                      Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB7.60 (US$2.41 per ADS)

•                      Cash and short-term investments increased to RMB2,054.0 million (US$326.4 million) as of December 31, 2011 compared with RMB1,599.8 million as of December 31, 2010

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Driven by continued strength in our online business and increasing contribution from our other HR services, we ended the year on a high note with record revenues and net income in the fourth quarter.  In 2012, we are moving ahead confidently in executing our growth plan and key initiatives focused on product innovation, new customer acquisition and geographic expansion.  Guided by our constant goal to deliver the most effective, best-in-class set of HR solutions to employers in China, we believe that we are very well positioned to capture new revenue opportunities, extend our market leadership position and create greater value for our shareholders.”

Fourth Quarter 2011 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2011 were RMB369.8 million (US$58.8 million), an increase of 22.6% from RMB301.7 million for the same quarter in 2010.

Online recruitment services revenues for the fourth quarter of 2011 were RMB216.9 million (US$34.5 million), representing a 39.1% increase from RMB156.0 million for the same quarter of the prior year.  The increase was primarily due to higher average revenue per unique employer as well as a greater number of unique employers using the Company’s online recruitment services.  Average revenue per unique employer increased 25.1% in the fourth quarter of 2011 as compared to the same quarter in 2010 due to growing demand for online recruitment services and the impact of price increases implemented in April 2011.  Unique employers increased 11.2% to 155,050 in the fourth quarter of 2011 compared with 139,487 in the same quarter of the prior year driven by new customer acquisition and greater usage of online services by employers.

Print advertising revenues for the fourth quarter of 2011 decreased 47.1% to RMB27.3 million (US$4.3 million) compared with RMB51.5 million for the same quarter in 2010.  The decline was primarily due to a reduction in the number of cities where 51job Weekly is published and a 49.8% decrease in the estimated number of print advertising pages generated in the fourth quarter of 2011 to 850 from 1,694 pages in the same quarter in 2010.  This decline was partially offset by higher average revenue per page.  Average revenue per page increased 5.5% in the fourth quarter of 2011 as compared to the same quarter in 2010 primarily as a result of greater page volume contribution from higher priced cities.

Other human resource related revenues for the fourth quarter of 2011 increased 33.3% to RMB125.6 million (US$20.0 million) from RMB94.2 million in the same quarter of 2010 primarily due to greater market demand for our business process outsourcing, campus recruitment and training services.

Gross profit for the fourth quarter of 2011 increased 34.3% to RMB250.8 million (US$39.8 million) from RMB186.7 million for the same quarter of the prior year.  Gross margin, which is gross profit as a percentage of net revenues, expanded to 71.2% in the fourth quarter of 2011 compared with 65.4% in the same quarter in 2010 primarily due to greater economies of scale and a decrease in printing related expenses.

Operating expenses for the fourth quarter of 2011 increased 27.3% to RMB138.7 million (US$22.0 million) from RMB108.9 million for the same quarter of 2010.  Operating expenses as a percentage of net revenues was 39.4% for the fourth quarter of 2011 compared with 38.1% for the fourth quarter of 2010.  Sales and marketing expenses for the fourth quarter of 2011 increased 16.0% to RMB97.9 million (US$15.6 million) from RMB84.4 million for the same quarter of the prior year primarily due to higher employee compensation expenses as well as headcount increases and greater advertising expenditures.  General and administrative expenses for the fourth quarter of 2011 increased 66.1% to RMB40.8 million (US$6.5 million) from RMB24.6 million in the fourth quarter of 2010 primarily due to higher employee compensation, rental and office expenses.

Income from operations for the fourth quarter of 2011 increased 44.2% to RMB112.1 million (US$17.8 million) from RMB77.7 million for the same quarter of the prior year.  Operating margin, which is income from operations as a percentage of net revenues, increased to 31.8% in the fourth quarter of 2011 compared with 27.2% in the same quarter of 2010.

Other income for the fourth quarter included a financial subsidy of RMB5.5 million (US$0.9 million).  The effective tax rate in the fourth quarter decreased to 11.3% as a result of adjustments to income tax expense for the full year 2011 to reflect actual income tax due.

Net income for the fourth quarter of 2011 increased 70.2% to RMB113.9 million (US$18.1 million) from RMB66.9 million for the same quarter in 2010.  Fully diluted earnings per common share for the fourth quarter of 2011 were RMB1.93 (US$0.31) compared with RMB1.14 for the same quarter in 2010.  Fully diluted earnings per ADS for the fourth quarter of 2011 were RMB3.87 (US$0.61) compared with RMB2.28 in the fourth quarter of 2010.

In the fourth quarter of 2011, the Company recognized total share-based compensation expense of RMB11.0 million (US$1.7 million) compared with RMB4.7 million in the fourth quarter of 2010.  The Company also recognized loss from foreign currency translation of RMB0.9 million (US$0.1 million) in the fourth quarter of 2011 compared with RMB3.0 million in the fourth quarter of 2010 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted income for the fourth quarter of 2011 increased

68.5% to RMB125.8 million (US$20.0 million) compared with RMB74.7 million for the fourth quarter of 2010.  Non-GAAP adjusted fully diluted earnings per common share were RMB2.14 (US$0.34) in the fourth quarter of 2011 compared with RMB1.27 in the fourth quarter of 2010.  Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2011 were RMB4.27 (US$0.68) compared with RMB2.54 in the fourth quarter of 2010.

Fiscal Year 2011 Unaudited Financial Results

Total revenues for 2011 were RMB1,370.1 million (US$217.7 million), an increase of 25.7% from RMB1,090.0 million in 2010.

Unique employers using the Company’s online recruitment services grew 14.1% to 244,243 in 2011 from 214,057 in 2010.  Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.  The estimated number of print advertising pages generated in 2011 decreased 37.3% to 5,980 compared with 9,544 estimated pages in 2010.

Income from operations for 2011 increased 62.1% to RMB441.2 million (US$70.1 million) from RMB272.2 million in 2010.  Net income for 2011 increased 64.7% to RMB386.5 million (US$61.4 million) from RMB234.7 million in 2010.  Fully diluted earnings per common share for 2011 increased to RMB6.54 (US$1.04) from RMB4.13 in 2010.  Fully diluted earnings per ADS for 2011 were RMB13.09 (US$2.08) compared with RMB8.26 in 2010.

Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for 2011 increased 69.1% to RMB448.9 million (US$71.3 million) from RMB265.4 million in 2010.  Non-GAAP adjusted fully diluted earnings per common share were RMB7.60 (US$1.21) in 2011 compared with RMB4.67 in 2010.  Non-GAAP adjusted fully diluted earnings per ADS in 2011 were RMB15.20 (US$2.41) compared with RMB9.34 in 2010.

As of December 31, 2011, the Company had cash and short-term investments totaling RMB2,054.0 million (US$326.4 million) compared with RMB1,599.8 million as of December 31, 2010.  Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in a significant year-over-year decline in print revenues, the Company’s revenue target for the first quarter of 2012 is in the estimated range of RMB375 million to RMB390 million (US$59.6 million to US$62.0 million).  Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2012 is in the estimated range of RMB2.05 to RMB2.20 per common share (US$0.65 to US$0.70 per ADS).  The Company expects aggregate share-based compensation expense in the first quarter of 2012 to be approximately RMB12 million (US$1.9 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2939 to US$1.00, the noon buying rate on December 30, 2011 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on February 23, 2012 (9:00 a.m. Shanghai / Hong Kong time zone on February 24, 2012) to discuss its fourth quarter and fiscal year 2011 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4513121 and the following telephone numbers:

US: +1-877-941-1465

Hong Kong: +852-3009-5027

International: +1-480-629-9867

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com.  Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact.  The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings.  The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings.  The Company believes excluding the loss from impairment of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss is unrelated to the Company’s core business operations.  51job also believes these non-GAAP measures excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies.  The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services.  Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities.  51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis.  51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2012, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based upon management’s current expectations, and actual results could differ materially.  Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2012; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions.  For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission.  51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2012 or as a result of new information, future events or otherwise.

51job, Inc.

Consolidated Statements of Operations

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	December 31, 2010 (unaudited)	December 31, 2011 (unaudited)	December 31, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Online recruitment services	155,970	216,937	34,468
Print advertising	51,519	27,275	4,334
Other human resource related revenues	94,214	125,621	19,959
Total revenues	301,703	369,833	58,761

Less: Business and related tax	(16,092)	(17,422)	(2,768)
Net revenues	285,611	352,411	55,993

Cost of services (Note 2)	(98,941)	(101,644)	(16,150)

Gross profit	186,670	250,767	39,843

Operating expenses:
Sales and marketing (Note 3)	(84,384)	(97,925)	(15,559)
General and administrative (Note 4)	(24,559)	(40,781)	(6,479)
Total operating expenses	(108,943)	(138,706)	(22,038)

Income from operations	77,727	112,061	17,805
Loss from foreign currency translation	(3,012)	(921)	(146)
Interest and investment income	5,038	11,911	1,893
Other income	1,076	5,367	852

Income before income tax expense	80,829	128,418	20,404
Income tax expense	(13,882)	(14,488)	(2,302)

Net income	66,947	113,930	18,102

Earnings per share:
Basic	1.19	2.00	0.32
Diluted	1.14	1.93	0.31

Earnings per ADS (Note 5):
Basic	2.38	4.00	0.64
Diluted	2.28	3.87	0.61

Weighted average number of common shares outstanding:
Basic	56,226,351	56,942,481	56,942,481
Diluted	58,753,947	58,902,070	58,902,070

Notes:

1.               The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RM6.2939 on December 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.               Includes share-based compensation expense of RMB1,000 and RMB1,754 (US$279) for the three months ended December 31, 2010 and 2011, respectively.

3.               Includes share-based compensation expense of RMB859 and RMB1,508 (US$240) for the three months ended December 31, 2010 and 2011, respectively.

4.               Includes share-based compensation expense of RMB2,863 and RMB7,689 (US$1,222) for the three months ended December 31, 2010 and 2011, respectively.

5.               Each ADS represents two common shares.

51job, Inc.

Consolidated Statements of Operations

	For the Year Ended
(In thousands, except share, per share and per ADS data)	December 31, 2010 (unaudited)	December 31, 2011 (unaudited)	December 31, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Online recruitment services	543,045	803,004	127,585
Print advertising	277,645	208,365	33,106
Other human resource related revenues	269,305	358,730	56,996
Total revenues	1,089,995	1,370,099	217,687

Less: Business and related tax	(57,776)	(70,421)	(11,189)
Net revenues	1,032,219	1,299,678	206,498

Cost of services (Note 2)	(345,865)	(370,661)	(58,892)

Gross profit	686,354	929,017	147,606

Operating expenses:
Sales and marketing (Note 3)	(277,543)	(329,466)	(52,347)
General and administrative (Note 4)	(136,647)	(158,355)	(25,160)
Total operating expenses	(414,190)	(487,821)	(77,507)

Income from operations	272,164	441,196	70,099
Loss from foreign currency translation	(6,848)	(9,363)	(1,488)
Loss from impairment of long-term investments	—	(15,081)	(2,396)
Interest and investment income	18,713	42,033	6,678
Other income	7,713	8,779	1,395

Income before provision for income tax	291,742	467,564	74,288
Income tax expense	(57,081)	(81,057)	(12,878)

Net income	234,661	386,507	61,410

Earnings per share:
Basic	4.23	6.81	1.08
Diluted	4.13	6.54	1.04

Earnings per ADS (Note 5):
Basic	8.46	13.62	2.16
Diluted	8.26	13.09	2.08

Weighted average number of common shares outstanding:
Basic	55,485,256	56,754,240	56,754,240
Diluted	56,814,503	59,067,424	59,067,424

Notes:

1.               The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.2939 on December 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.               Includes share-based compensation expense of RMB4,082 and RMB6,084 (US$967) for 2010 and 2011, respectively.

3.               Includes share-based compensation expense of RMB3,509 and RMB5,230 (US$831) for 2010 and 2011, respectively.

4.               Includes share-based compensation expense of RMB16,371 and RMB26,660 (US$4,236) for 2010 and 2011, respectively.

5.               Each ADS represents two common shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	December 31, 2010 (unaudited)	December 31, 2011 (unaudited)	December 31, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	80,829	128,418	20,404
Add back: Share-based compensation expense	4,722	10,951	1,741
Add back: Loss from foreign currency translation	3,012	921	146
Non-GAAP income before income tax expense	88,563	140,290	22,291

GAAP income tax expense	(13,882)	(14,488)	(2,302)
Tax impact of share-based compensation expense and loss from foreign currency translation	(21)	(3)	(0)
Non-GAAP income tax expense	(13,903)	(14,491)	(2,302)

Non-GAAP adjusted net income	74,660	125,799	19,989

Non-GAAP adjusted earnings per share:
Basic	1.33	2.21	0.35
Diluted	1.27	2.14	0.34

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.66	4.42	0.70
Diluted	2.54	4.27	0.68

Weighted average number of common shares outstanding:
Basic	56,226,351	56,942,481	56,942,481
Diluted	58,753,947	58,902,070	58,902,070

	For the Year Ended
(In thousands, except share, per share and per ADS data)	December 31, 2010 (unaudited)	December 31, 2011 (unaudited)	December 31, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	291,742	467,564	74,288
Add back: Share-based compensation expense	23,962	37,974	6,034
Add back: Loss from foreign currency translation	6,848	9,363	1,488
Add back: Loss from impairment of long-term investments	—	15,081	2,396
Non-GAAP income before income tax expense	322,552	529,982	84,206

GAAP income tax expense	(57,081)	(81,056)	(12,878)
Tax impact of share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments	(28)	(51)	(8)
Non-GAAP income tax expense	(57,109)	(81,107)	(12,886)

Non-GAAP adjusted net income	265,443	448,875	71,320

Non-GAAP adjusted earnings per share:
Basic	4.78	7.91	1.26
Diluted	4.67	7.60	1.21

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	9.57	15.82	2.51
Diluted	9.34	15.20	2.41

Weighted average number of common shares outstanding:
Basic	55,485,256	56,754,240	56,754,240
Diluted	56,814,503	59,067,424	59,067,424

Notes:

1.               The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.2939 on December 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.               Each ADS represents two common shares.

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2010 (unaudited)	December 31, 2011 (unaudited)	December 31, 2011 (unaudited)
	RMB	RMB	USD (Note 1)

ASSETS

Current assets:
Cash	1,192,888	783,699	124,517
Restricted cash	44,888	4,263	677
Short-term investments	406,943	1,270,343	201,837
Accounts receivable (net of allowance of RMB1,965 and RMB2,022 as of December 31, 2010 and 2011, respectively)	33,386	43,708	6,945
Prepayments and other current assets	75,256	199,836	31,751
Deferred tax assets, current	6,749	11,042	1,754

Total current assets	1,760,110	2,312,891	367,481

Long-term investments, net	15,433	—	—
Property and equipment, net	202,699	192,120	30,525
Intangible assets, net	4,805	4,290	682
Other long-term assets	4,853	48,649	7,729
Deferred tax assets, non-current	110	86	14

Total non-current assets	227,900	245,145	38,950

Total assets	1,988,010	2,558,036	406,431

LIABILITIES

Current liabilities:
Accounts payable	15,551	20,326	3,229
Salary and employee related accrual	39,543	44,287	7,037
Taxes payable	39,795	54,623	8,679
Advance from customers	186,191	290,460	46,149
Other payables and accruals	50,491	40,793	6,482

Total current liabilities	331,571	450,489	71,576

Deferred tax liabilities, non-current	1,583	1,972	313

Total liabilities	333,154	452,461	71,889

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,473,949 and 56,981,341 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	47	47	7
Additional paid-in capital	997,933	1,061,819	168,706
Statutory reserves	6,811	7,332	1,165
Accumulated other comprehensive income	1,313	1,638	260
Retained earnings	648,752	1,034,739	164,404

Total shareholders’ equity	1,654,856	2,105,575	334,542

Total liabilities and shareholders’ equity	1,988,010	2,558,036	406,431

Note 1:         The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.2939 on December 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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